Electra Battery Materials Corporation

133 Richmond Street West, Suite 602

Toronto, ON M5H 2L3

Canada

https://www.electrabmc.com/

July 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Laura Nicholson

Re:	Electra Battery Materials Corporation Registration Statement on Form F-3 Filed June 27, 2025 File No. 333-288364

Ladies and Gentlemen:

I am submitting this letter on behalf of Electra Battery Materials Corporation (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the Staff’s letter, dated July 21, 2025 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form F-3, filed with the SEC on June 27, 2025 (the “Form F-3”).

In response to the comments set forth in the Comment Letter, the Company has revised the Form F-3 as further described below and is filing an amendment to the Form F-3 with this response letter.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Registration Statement on Form F-3

Signatures, page II-6

1.	Please ensure that you have provided all signatures required by Form F-3. For example, we note that you have not provided a signature for C.L. “Butch” Otter or a full signature for Alden Greenhouse.

The Company notes that Instruction 1 to the Signatures portion of Form F-3 permits a registration statement on Form F-3 to be signed by “at least a majority of the of the board of directors or persons performing similar functions”. However, the Company has revised the Form F-3 to note that we have now received signatures to the Form F-3 from all members of the board of directors of the Company.

Securities and Exchange Commission

July 25, 2025

Exhibits

2.	Please obtain and file an opinion that opines on the legality of the common shares that may be issued pursuant to the “at the market” offering prospectus supplement.

The Company has revised the Form F-3 to include Exhibit 5.2 which opines on the legality of the common shares that may be issued pursuant to the “at the market” offering prospectus supplement.

General

3.	Please confirm your understanding that we will not be in a position to take action to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2024 have been resolved.

The Company confirms its understanding that the Staff will not be in a position to take action to accelerate the effectiveness of the Form F-3 until our comments relating to our Form 20-F for the fiscal year ended December 31, 2024 have been resolved. The Company has submitted a Response Letter to the Comment Letter received from the Staff on the Form 20-F.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (226) 979- 6699 or tmell@electrabmc.com.

Sincerely,
/s/ Trent Mell
Chief Executive Officer

Electra Battery Materials Corporation

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Shona C. Smith, Troutman Pepper Locke LLP

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